
02037716

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 29 2002
WASH. D.C. 154 SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

17 May 2002

BALTIMORE TECHNOLOGIES PLC
(Registrant's name)

Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
Theale, Reading, Berkshire, England RG7 4SA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ____X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

EXHIBIT INDEX

20 May 2002

BALTIMORE TECHNOLOGIES PLC

ALLOTMENT OF SHARES TO NON-EXECUTIVE DIRECTORS IN LIEU OF CASH

In October 2001 the Board of Baltimore Technologies plc ("Baltimore" or "the company") took the view that the fees of Executive and non-Executive directors should be cut in line with the financial performance of the Company. At the same time to conserve cash it was decided that non-Executive directors would receive only one-third of their fees in cash, the balance being paid in Baltimore shares. This arrangement was subject to shareholder approval at the Company's 2001 Annual General Meeting (AGM)

All of the resolutions tabled at the Baltimore Technologies PLC 2001 AGM on Monday, 13 May 2002, were passed. Resolution 7 approved the payment, in shares, of two thirds of each non-executive director's fees for 2001. Resolution eight authorised the Directors of Baltimore to allot ordinary shares for remuneration payable to a Director of the Company in the future.

Accordingly, today, shares were allotted to individual non-executive Directors of Baltimore as follows:

Name	Position	Previous holding	Allotment	Resultant holding
Peter Morgan	Chairman	135,900	188,701	324,601
Chris Bunker	NED	10,000	84,915	94,915
John Cunningham	NED	10,000	84,915	94,915
David Guyatt	NED	9,496,080	84,915	9,580,995
George Powlick	NED	5,000*	84,915	89,915

*2,500 ADR

Application has today been made to the UKLA and London Stock Exchange for the listing of these shares.

For further information:

Alastair Hetherington/Edward Bridges
Financial Dynamics Tel: +44 207 831 3113

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALTIMORE TECHNOLOGIES PLC

By: S. J. Enoch
Name: Simon Enoch
Title: Secretary and General Legal Counsel

DATE: 2002

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